UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March 2024

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on November 15, 2023, Bruush Oral Care Inc. (the “Company”) received written notice from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that the Company no longer complied with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the minimum bid price is not met for a period of 30 consecutive trading days. Pursuant to the Nasdaq Listing Rules, the Company was granted a period of 180 calendar days, or until May 13, 2024, to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s common shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to May 13, 2024, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for continued listing.

On February 27, 2024, the Company received written notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq notifying the Company that, as of February 26, 2024, based on the closing bid price of the Company’s common shares, without par value (the “Common Shares”), for the last 10 consecutive trading days, the Company no longer complies with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”) for continued listing on the Nasdaq Capital Market. The Low Priced Stocks Rule provides that if during any compliance period specified in Rule 5810(c)(3)(A), a company’s securities have a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security.

As a result, Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market (the “Determination”), and unless the Company requests an appeal of the Determination by 4:00 p.m. Eastern Time on March 5, 2024, trading of the Common Shares will be suspended at the opening of business on March 7, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

The Notice stated that the Company may appeal the Staff’s determination to a Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. On February 28, 2024, the Company requested a hearing before the Panel. A request for a hearing before the Panel automatically stays the suspension and/or delisting of the Company’s securities pending completion of the hearing and the expiration of any additional extension period granted by the Panel following the hearing. The hearing has been scheduled for April 25, 2024. At the hearing, the Company intends to present a plan to regain compliance with the applicable rule for continued listing. There can be no assurance as to the decision of the Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	March 1, 2024	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer